David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

September 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Olema Pharmaceuticals, Inc. Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Olema Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on September 18, 2020, we hereby confirm that the Registration Statement and all amendments thereto shall be publicly filed with the Securities and Exchange Commission not later than 15 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please direct all notices, comments and communications with respect to this confidential submission to me at (415) 693-2177, Kristin VanderPas of Cooley LLP at (415) 693-2097 or Jodie Bourdet of Cooley LLP at (415) 693-2054.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp
Cooley LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com